FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY SANMINA CORPORATION SANM 2024-001

Sanmina Corporation 2700 North First Street San Jose, California 95134 Tel (408) 964-3500

March 14, 2024
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Jean Yu
Anne McConnell

Re:	Sanmina Corporation
Form 10-K for the Fiscal Year Ended September 30, 2023
Form 8-K filed November 6, 2023
File No. 000-21272

Dear Ms. Yu and Ms. McConnell:

Sanmina Corporation (“we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by letter dated February 22, 2024, with respect to the filings referenced above. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Please note that we are requesting confidential treatment pursuant to 17 C.F.R. § 200.83 (“Rule 83”) for portions of our response that have been redacted from the version of this letter filed via EDGAR and marked by bracketed asterisks “[***].” An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

Form 8-K filed November 6, 2023

Exhibit 99.1
Additional Highlights, page 1
1.We note you present Non-GAAP Pre-tax ROIC but do not present the most directly comparable GAAP measure, GAAP Pre-tax ROIC with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and advise the Staff that, in future filings, we will present GAAP Pre-tax ROIC, the most directly comparable GAAP measure, with equal or greater prominence than Non-GAAP Pre-tax ROIC, if and as applicable.

U.S. Securities and Exchange Commission    SANM2024-002
March 14, 2024

Form 10-K for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates
Revenue Recognition, page 35
2.We note for certain contracts your application of the cost-to-cost method for revenue recognition requires the use of significant judgments with respect to estimated materials, labor, and subcontractor costs, included in the total estimated costs at completion. You indicate such estimates are updated on a quarterly basis and if a change in estimate is deemed necessary, the impact of the change is recognized in the period of change. Please tell us whether you have recognized any material favorable or unfavorable changes in estimates with respect to such contracts and tell us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response. If material, please revise your disclosure to include the impacts of changes in estimate pursuant to Item 303(b)(3) of Regulation S-K.

We assessed the materiality of the impact of changes in estimates resulting from application of the cost-to-cost method for recognizing revenue, using both quantitative and qualitative factors, and concluded that the effect of the changes in estimates were not material to our financial statements.

We review and update, as applicable, estimated costs at completion each fiscal quarter on a contract-by-contract basis. There is inherent uncertainty in estimating the amount of costs that will be required to complete a contract. Therefore, estimates may change periodically, resulting in favorable and unfavorable impacts to our revenue and profit. Factors that contribute to the inherent uncertainty in estimates include, among others, the long-term duration of contracts, the highly-complex nature of the products we manufacture (e.g., electronic components used in missile defense systems and flight instrumentation that are subject to very strict tolerances), and the readiness of our customer’s design for manufacturing.

The impact of changes in estimates resulting from application of the cost-to-cost method for recognizing revenue was as follows:

	FISCAL 2023			FISCAL 2022			FISCAL 2021
$ in millions	Favorable	Unfavorable	Net Unfavorable	Favorable	Unfavorable	Net Unfavorable	Favorable	Unfavorable	Net Unfavorable

Revenue	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Gross Profit	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

In general, key drivers of the impacts noted above were (1) disruptions and costs associated with a high volume of engineering change orders that were required in order to achieve volume manufacturing, (2) supply chain challenges that resulted from the Covid-19 pandemic (which gradually eased in fiscal 2023 compared to the prior two fiscal years), and (3) with respect to certain new contracts, higher material costs because of lower than expected initial yields and costs associated with delays in achieving a state of volume production.

Revenue from these contracts represents about 2% of our total revenue for each of fiscal years 2023, 2022 and 2021. The maximum gross impact of changes in estimates to our revenues and gross profit was less than approximately [***]% and [***]%, respectively, in each fiscal year.

U.S. Securities and Exchange Commission    SANM2024-003
March 14, 2024

For purposes of our materiality assessment, acknowledging the items were due to changes in estimates and not misstatements, we applied SEC Staff Accounting Bulletin No. 99 (SAB 99) – Materiality (codified in ASC 250-10-S99), which requires both a quantitative and qualitative assessment of materiality. Therefore, in addition to quantitative factors, we considered various qualitative factors and determined the impact of changes in estimates does not in any fiscal year (1) mask a change in earnings or other trends, (2) hide a failure to meet analysts’ consensus expectations, (3) have the effect of increasing management’s compensation, or (4) affect our compliance with regulatory requirements, loan covenants or other contractual requirements.

We will continue to monitor any gross favorable and gross unfavorable changes in estimates and will disclose such amounts in future filings if material.

Consolidated Financial Statements
Note 6. Financial Instruments and Concentrations of Credit Risk, page 62
3.We note certain customers represented "10% or more" of net sales during the periods presented. Please disclose the amount or percentage of net sales from each significant customer during each period presented and identify the segment or segments reporting the net sales as required by ASC 280-10-50-20 and ASC 280-10-50-42.

We acknowledge the Staff’s comment and advise the Staff that, in future filings, we will disclose the percentage of net sales from each significant customer and identify the segment or segments to which the net sales relate.

The table below presents the percentage of total net sales from each significant customer for fiscal years 2023, 2022 and 2021.

Customer / Years	NOKIA			MOTOROLA
	IMS	CPS	TOTAL	IMS	CPS	TOTAL
Fiscal 2023	12.6%	0.6%	13.2%	-	-	-
Fiscal 2022	13.6%	1.0%	14.6%	10.1%	0.2%	10.3%
Fiscal 2021	15.0%	1.2%	16.2%	-	-	-

Note 15. Business Segments and Customer Information, page 73
4.Please provide the disclosures required by ASC 280-10-50-40. In this regard, we note your disclosures under Business appear to describe various products and services included in both your IMS and CPS reportable segments. In addition, please also provide all the disclosures required by ASC 280-10-50-20 and ASC 280-10-50-41. In this regard, we note your disclosures related to net sales from material individual foreign countries in Note 4 are only provided for the current fiscal year. We also note your current disclosures provide property, plant and equipment by geographic segment but you do not separately disclose your long-lived assets located in the US and by individual foreign countries, where material.

Disclosures under ASC 280-10-50-40:

We respectfully acknowledge the Staff’s comment and advise the Staff that we considered the guidance in ASC 280-10-50-40 which states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

We operate in the Electronics Manufacturing Services (EMS) industry. EMS companies provide a wide range of value-added engineering and manufacturing outsourcing services to original equipment manufacturers (OEMs), allowing them to improve operational efficiencies and focus on core activities like research and development. Industry-leading EMS companies, such as Sanmina, offer end-to-end services including product design and engineering, manufacturing, final system assembly and test, direct-order-fulfillment and logistics services, after-market product service and support, and global supply chain management. We generated approximately 98% of our

U.S. Securities and Exchange Commission    SANM2024-004
March 14, 2024

revenue in each of the last three fiscal years by providing manufacturing and related services for OEMs’ products. The remaining amount of our revenue is generated from the sale of our proprietary products.

In the Business section of our Form 10-K, we include a qualitative discussion of the different categories of products and services we offer because we believe this information provides a general overview of our capabilities and the broad range of comprehensive solutions we provide. These categories and solutions include product design and engineering, printed circuit board and final system assembly and test, direct-order-fulfillment, component manufacturing, and logistics and repair services.

In addition to the required disclosures of revenue by segment and geographic region, we disclose revenue by end market because we believe it best conveys the underlying trends in our business and provides meaningful insight to conditions and factors that contribute to such trends. As a contract manufacturer, our business trends are influenced by conditions in end markets and not by the specific products or services we provide. For example, we provide the same products (e.g., a component such as a printed circuit board) and services (e.g., final system assembly and test) to OEMs who serve the Communications Networks market that we provide to OEMs who serve the Medical market. However, it is the specific conditions in each of these end markets, as opposed to the products and services we provide, that impact our business trends. Additionally, revenue by end market is an important focus area of the analysts in our quarterly earnings conference calls.

For purposes of complying with the disclosure requirements under ASC 280-10-50-40, we also considered whether any further disaggregation of segment revenue is required.

Our IMS business, which contributed about 80% of our total revenues in each of fiscal years 2023, 2022 and 2021, provides integrated manufacturing solutions to customers – i.e., we manufacture a customer’s proprietary product; test the product to ensure it meets the customer’s unique specifications; and deliver the product to the customer’s specified delivery location. In addition, IMS provides services such as design, engineering, logistics and repair. The manufacturing process in our IMS business consists of assembly and test – i.e., we procure parts and components from our supply chain, assemble the parts into a subassembly or final product, and test the subassembly or final product to ensure it meets the customer’s specifications. This can be either (1) printed circuit board assembly, which involves attaching electronic components to printed circuit boards; (2) high level assembly and test, in which assemblies and modules are combined to form finished products; or (3) direct-order-fulfillment, which involves configuring products to a customer’s specification and delivering the products to the customer’s specified delivery location. Often, as part of our vertically integrated solutions, we will source certain components from our CPS business, assemble and test a printed circuit board and then include that assembled printed circuit board in a higher-level assembly for our customer. We consider our IMS business to be a single revenue stream, for which we only track revenue by customer, end market and manufacturing location. Therefore, it is not practicable for us to provide revenue information by products or services for this business.

Our CPS business, which contributed about 20% of our total revenues in each of fiscal years 2023, 2022 and 2021, is not a reportable segment; instead, it consists of more than 10 individual operating segments that are not individually reportable and are grouped together and captioned as CPS for disclosure purposes.

We believe “Components”, the largest portion of the CPS business, is similar to, and can therefore be grouped with, our IMS business for the following reasons:
•It provides a manufacturing service to its customers – i.e., it manufactures a customer’s proprietary product to the customer’s unique specifications,
•Its manufacturing services are provided to the same type and class of customers – primarily OEMs whose products incorporate advanced technologies,
•The products it manufactures address the same end markets as those addressed by IMS and therefore its business trends are influenced by the same external factors and conditions as IMS, and
•Its products and services are sold and provided using the same method of distribution – directly sold to customers.

U.S. Securities and Exchange Commission    SANM2024-005
March 14, 2024

    “Services” within CPS consists of design, engineering, logistics and repair. These services are also provided by our IMS business and “Products” (i.e., other operating segments within our CPS business). For example:
•One of the operating segments in our CPS business primarily provides manufacturing services similar to those in our IMS business, but also provides design, engineering, logistics and repair services and manufactures its own proprietary products.
•As noted previously, our IMS business also includes revenue from design, engineering and logistics services.

These sources of revenue are not tracked and reported separately within IMS or Products and therefore it would be impracticable for us to delineate this revenue and accurately and comprehensively disclose the amount of revenue we generate from these services.

Products within CPS consist of two operating segments that manufacture and sell our proprietary products. However, as noted above, one of these operating segments primarily provides manufacturing services for its customers’ proprietary products, similar to our IMS business, and also provides design, engineering, logistics and repair services, similar to Services. Because of this overlap, and that Products within CPS represents less than [***]% of our revenues for each of fiscal years 2023, 2022 and 2021, we do not believe separate disclosure of Products revenue is required.

We considered alternative groupings of our products and services for disclosure, including any natural groupings within and across our businesses, and do not believe such disclosure is required.

Therefore, considering the above factors, we believe our current disclosures meet, in all material respects, the requirements of ASC 280-10-50-40. In future filings, we will disclose that it is impracticable for us to provide revenues from external customers for each product and service we provide because, as an EMS company, we primarily provide manufacturing and related services for products built to our customers’ unique specifications. Further, we will continue to evaluate our disclosures to ensure they remain appropriate as facts and circumstances change.

Disclosures under ASC 280-10-50-20:

We respectfully acknowledge the Staff’s comment and advise the Staff that, in future filings, instead of limiting to the current period our disclosures related to net sales from material individual foreign countries, we will expand our disclosures to include each period for which an income statement is presented. Specifically, we will include a footnote to the table that presents revenue disaggregated by segment, market sector and geography, similar to the one shown below:

    (1) Mexico represents approximately 65%, 60% and 60% of Americas revenue and the U.S. represents approximately 30%, 35% and 35% of Americas revenue for fiscal years 2023, 2022 and 2021, respectively. No other individual foreign country accounted for more than 10% of the net revenues for the fiscal years 2023, 2022 and 2021.

Disclosures under ASC 280-10-50-41:

We respectfully acknowledge the Staff’s comment and advise the Staff that, in future annual filings, we will separately disclose the amount of long-lived assets located in the U.S. and in any individual foreign country that represents 10% or more of total long-lived assets for each period for which a balance sheet is presented.

U.S. Securities and Exchange Commission    SANM2024-006
March 14, 2024

As of September 30, 2023 and October 1, 2022, long-lived assets by country were as follows:

	September 30, 2023	October 1, 2022
	(In thousands)
U.S. (country of domicile)	$168,808	$165,099
Mexico (> 10% of total)	235,797	176,502
Other	228,231	233,569
Total long-lived assets	$632,836	$575,170

No other individual foreign country accounted for more than 10% of the long-lived assets as of September 30, 2023 and October 1, 2022.

* * *

Please do not hesitate to call me at (408) 964-3613 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Jonathan Faust
Jonathan Faust Executive Vice President and Chief Financial Officer

cc: Christopher K. Sadeghian, Vice President, Legal and Corporate Secretary